Exhibit 99.2

Notice of annual meeting of common shareholders

You are invited to attend our 2026 annual meeting of common shareholders

  When

   May 14, 2026

   11:00 a.m. (Eastern time)

  Where

   Manulife Head Office

   200 Bloor Street East

   Toronto, Ontario

  How to attend

   Our 2026 annual

   meeting will be held

   in person at the address

   above and by live

   webcast at

https://meetings.
lumiconnect.com
/400-072-467-950

   Please read the voting

   section starting on

   page 6 for detailed

   information about how to

   attend the meeting, vote

   and ask questions. More

   information and updates

   on how to attend the

   meeting will be made

   available on our website

(www.manulife.com/
annualmeeting)

Four items of business

• Receiving the consolidated financial statements and auditors’ reports for the year ended December 31, 2025

• Electing directors

• Appointing the auditors

• Having a ‘say on executive pay’

Other matters that are properly brought before the meeting will be considered, but we are not aware of any at this time. The annual meeting for The Manufacturers Life Insurance Company will be held at the same time and will also be held in person and by live webcast.

You need to register as a shareholder or proxyholder to vote or ask questions.
By order of the board of directors, Antonella Deo Corporate Secretary March 16, 2026